UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One)   _X_ Form 10-KSB   Form 20-F  Form 11-K  __  Form 10-Q  Form N-SAR

                  For Period Ended: December 31, 2001 [ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR For Transition Period Ended:

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
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 Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates.




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PART I - REGISTRANT INFORMATION


LASERLOCK TECHNOLOGIES, INC.
Full Name of Registrant


Former Name if Applicable

 837 Lindy Lane
Address of Principal Executive Office (Street and Number)

Bala Cynwyd, PA 19004
City, State and Zip Code




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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following
 _x_ the prescribed due date; or the subject quarterly report of transition report on Form -Q, or portion thereof will be filed on or before the fifth calendar day following the described due date; and

          (c) the accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.




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PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets If Needed)

     Due to time constraints on the Company's accountants, the Company has not yet been able to incorporate the financial statements into the Form 10KSB. The Company believes that it will be able to complete and submit its Form 10KSB late next week.





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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            Norman Gardner            610                          668 - 1952
            (Name)                 (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                  _X_Yes     No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?

                           Yes     _X_No

     if so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannat be made.

                               LASERLOCK TECHNOLOGIES
                       (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


         Date     March 31, 2003            By:      /s/  Norman Gardner
                                                          Norman Gardner
                                                          President